# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Immunic, Inc., CIK 0001280776
CUSIP: 4525EP101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1200 Avenue Of The Americas, Suite 200, New York, United States (X1), 10036
Date of event which requires filing of this statement: 02/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001791827

## Reporting persons
- Avidity Partners Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,958,410; sole dispositive power 0; shared dispositive power 13,958,410; aggregate amount beneficially owned 13,958,410 (9.9% of the class)
- Avidity Partners Management (GP) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,958,410; sole dispositive power 0; shared dispositive power 13,958,410; aggregate amount beneficially owned 13,958,410 (9.9% of the class)
- Avidity Capital Partners Fund (GP) LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,958,410; sole dispositive power 0; shared dispositive power 13,958,410; aggregate amount beneficially owned 13,958,410 (9.9% of the class)
- Avidity Capital Partners (GP) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,958,410; sole dispositive power 0; shared dispositive power 13,958,410; aggregate amount beneficially owned 13,958,410 (9.9% of the class)
- Avidity Private Master Fund I LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,958,410; sole dispositive power 0; shared dispositive power 13,958,410; aggregate amount beneficially owned 13,958,410 (9.9% of the class)
- Michael Gregory: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,958,410; sole dispositive power 0; shared dispositive power 13,958,410; aggregate amount beneficially owned 13,958,410 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Immunic, Inc.
Address of issuer's principal executive offices: 1200 Avenue of the Americas, Suite 200, New York, NY 10036, USA

## Item 2. Person Filing
Name of person filing:
Avidity Partners Management LP
Avidity Partners Management (GP) LLC
Avidity Capital Partners Fund (GP) LP
Avidity Capital Partners (GP) LLC
Avidity Private Master Fund I LP
Michael Gregory
Address of principal business office or, if none, residence:
Avidity Partners Management LP
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America

Avidity Partners Management (GP) LLC
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America

Avidity Capital Partners Fund (GP) LP
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America

Avidity Capital Partners (GP) LLC
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America

Avidity Private Master Fund I LP
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America

Michael Gregory
c/o Avidity Partners Management LP
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America
Citizenship:
Avidity Partners Management LP - Delaware
Avidity Partners Management (GP) LLC - Delaware
Avidity Capital Partners Fund (GP) LP - Delaware
Avidity Capital Partners (GP) LLC - Delaware
Avidity Private Master Fund I LP - Cayman Islands
Michael Gregory - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Avidity Partners Management LP - 13,958,410
Avidity Partners Management (GP) LLC - 13,958,410
Avidity Capital Partners Fund (GP) LP - 13,958,410
Avidity Capital Partners (GP) LLC - 13,958,410
Avidity Private Master Fund I LP - 13,958,410
Michael Gregory - 13,958,410
Percent of class:
Avidity Partners Management LP - 9.9%
Avidity Partners Management (GP) LLC - 9.9%
Avidity Capital Partners Fund (GP) LP - 9.9%
Avidity Capital Partners (GP) LLC - 9.9%
Avidity Private Master Fund I LP - 9.9%
Michael Gregory - 9.9%
Sole power to vote or to direct the vote:
Avidity Partners Management LP - 0
Avidity Partners Management (GP) LLC - 0
Avidity Capital Partners Fund (GP) LP - 0
Avidity Capital Partners (GP) LLC - 0
Avidity Private Master Fund I LP - 0
Michael Gregory - 0
Shared power to vote or to direct the vote:
Avidity Partners Management LP - 13,958,410
Avidity Partners Management (GP) LLC - 13,958,410
Avidity Capital Partners Fund (GP) LP - 13,958,410
Avidity Capital Partners (GP) LLC - 13,958,410
Avidity Private Master Fund I LP - 13,958,410
Michael Gregory - 13,958,410
Sole power to dispose or to direct the disposition:
Avidity Partners Management LP - 0
Avidity Partners Management (GP) LLC - 0
Avidity Capital Partners Fund (GP) LP - 0
Avidity Capital Partners (GP) LLC - 0
Avidity Private Master Fund I LP - 0
Michael Gregory - 0
Shared power to dispose or to direct the disposition:
Avidity Partners Management LP - 13,958,410
Avidity Partners Management (GP) LLC - 13,958,410
Avidity Capital Partners Fund (GP) LP - 13,958,410
Avidity Capital Partners (GP) LLC - 13,958,410
Avidity Private Master Fund I LP - 13,958,410
Michael Gregory - 13,958,410

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- Avidity Partners Management LP: By: Avidity Partners Management (GP) LLC, its general partner, By: /s/ Michael Gregory, Michael Gregory / Managing Member (04/17/2026)
- Avidity Partners Management (GP) LLC: By: /s/ Michael Gregory, Michael Gregory / Managing Member (04/17/2026)
- Avidity Capital Partners Fund (GP) LP: By: Avidity Capital Partners (GP) LLC, its general partner, By: /s/ Michael Gregory, Michael Gregory / Managing Member (04/17/2026)
- Avidity Capital Partners (GP) LLC: By: /s/ Michael Gregory, Michael Gregory / Managing Member (04/17/2026)
- Avidity Private Master Fund I LP: By: Avidity Capital Partners Fund (GP) LP, its general partner, By: Avidity Capital Partners (GP) LLC, its general partner, By: /s/ Michael Gregory, Michael Gregory / Managing Member (04/17/2026)
- Michael Gregory: By: /s/ Michael Gregory, Michael Gregory (04/17/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.